SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated August 7, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: August 7, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	August 7, 2013

Consolidated Net Revenue grows by 8% to Rs.46,785 crores in Q1 of FY 2013-14

Consolidated Profit at Rs.1,726 crores

Consolidated Financial Results for the Quarter ended June 30, 2013

Tata Motors today reported Consolidated revenues (net of excise) of Rs.46,785 crores for the quarter ended June 30, 2013, a growth of 8.0% over Rs.43,324 crores for the corresponding quarter of the previous year, despite a weak operating environment in the standalone business which was more than offset by strong demand, growth in volumes, richer product mix and favourable foreign exchange at Jaguar Land Rover (JLR). The Consolidated Profit Before Tax for the quarter was Rs.2,927 crores, as compared to Rs.3,183 crores for the corresponding quarter of the previous year and the Consolidated Profit (after tax and post minority interest and profit/loss (net) in respect of associate companies) for the quarter was Rs.1,726 crores as compared to Rs.2,245 crores for the corresponding quarter of the previous year.

Tata Motors Standalone Financial Results for the Quarter ended June 30, 2013

The sales (including exports) of commercial and passenger vehicles for the quarter ended June 30, 2013 stood at 1,54,352 units, a decline of 19.0% as compared to the corresponding quarter last year. Weak macro-economic environment and competitive pressures on pricing, continued to impact the operations during the quarter. Standalone revenues (net of excise) for the quarter ended June 30, 2013 stood at Rs.9,105 crores, as compared to Rs.10,586 crores for the corresponding quarter of the previous year. The operating margin was 2.3% for the quarter ended June 30, 2013, as compared to 7.3% in the corresponding quarter last year. Profit Before Tax and Profit After Tax for the quarter ended June 30, 2013 was Rs.753 crores (after considering dividend from Jaguar Land Rover and other subsidiaries amounting to Rs.1,537 crores) and Rs.703 crores, respectively, against the Profit Before Tax and Profit After Tax of Rs.237 crores (after considering dividend from subsidiaries amounting to Rs.253 crores) and Rs.205 crores, respectively, for the corresponding quarter last year.

Jaguar Land Rover Automotive plc – (figures as per IFRS)

JLR wholesales and retails for the quarter ended June 30, 2013, grew 8.6% and 10.4% over corresponding period last year to 90,620 units and 94,719 units, respectively. Following strong response to its new products and powertrain options, Jaguar wholesales and retail volumes grew 57.8% and 28.0% to 18,577 units and 17,459 units, respectively, as against 11,774 units and 13,638 units, respectively, in the corresponding quarter last year. Following strong response to the All-New Range Rover, continued demand for its products and preparation for the All-New Range Rover Sport to be launched in the coming months, Land Rover wholesales and retail volumes stood at 72,043 units and 77,260 units (growth of 0.5% and 7.1% over corresponding quarter last year).

Revenues for the quarter ended June 30, 2013 of GBP 4,097 million represented a growth of 12.6% over GBP 3,638 million during the corresponding quarter last year. The operating profit for the quarter stood at GBP 675 million (up 28.1% over the corresponding quarter last year) and operating margin at 16.5%, reflecting wholesales volume increase, favourable exchange rate, richer product mix supported by launch of All-New Range Rover and F-TYPE. The Profit Before Tax for the quarter grew 24.6% over the corresponding quarter last year to GBP 415 million (GBP 333 million in the corresponding quarter last year) due to higher operating profit partially offset by higher depreciation and amortisation as well as higher finance expense, net of more favourable exchange revaluation. Profit After Tax for the quarter is GBP 304 million against GBP 236 million in the corresponding quarter last year, up 28.8%.

Tata Daewoo – (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 240 billion and recorded Profit After Tax of KRW 8 billion in the quarter ended June 30, 2013.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.819 crores and reported Profit After Tax of Rs.80 crores for the quarter ended June 30, 2013 (a growth of 9.7% over the corresponding quarter last year).

News Release – 2	August 7, 2013

Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit / loss of its associates for the Quarter ended June 30, 2013 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 7 below. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	We did not review the interim financial statements/ information of five subsidiaries included in the consolidated financial results, whose interim financial statements/ information reflect total revenues of Rs.36,234.62 crores and total profit after tax (net) of Rs.2,513.12 crores for the quarter ended June 30, 2013, as considered in the consolidated financial results. These interim financial statements / information have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the reports of the other auditors.

4.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 3 above and based on the consideration of unaudited interim financial statements of subsidiaries, jointly controlled entity and associates referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Attention is invited to Note 5 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs.780.35 crores (debit) (net of tax of Rs.233.26 crores) for the quarter ended June 30, 2013 have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

Our report is not qualified in respect of this matter.

6.	The consolidated financial results include the interim financial statements / information of nine subsidiaries and a jointly controlled entity which have not been reviewed / audited by their auditors, whose interim financial statements / information reflect total revenues of Rs.567.42 crores for the quarter ended June 30, 2013, and total loss after tax (net) of Rs.16.95 crores for the quarter ended June 30, 2013, as considered in the consolidated financial results. The consolidated financial results also include the Group’s share of loss after tax (net) of Rs.17.63 crores for the quarter ended June 30, 2013, as considered in the consolidated financial results, in respect of four associates, based on their interim financial statements / information which have not been reviewed / audited by their auditors. These interim financial statements / information have been furnished to us by the Management and, our report on the Statement, in so far as it relates to the amounts included in respect of these entities, is based solely on such interim financial statements / information.

Our report is not qualified in respect of this matter.

7.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to investor complaints disclosed in Part II - Select Information for the quarter ended June 30, 2013 of the Statement, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Firm Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No. 71387)

Mumbai, August 7, 2013

News Release — 3	Consolidated Financial Results	August 7, 2013

TATA MOTORS LIMITED

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I	(Rs. in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

Particulars				Quarter ended			Year ended March 31,
				June 30,	March 31,	June 30,
				2013	2013	2012	2013
				Unaudited	Unaudited	Unaudited	Audited
1		Income from operations
	(a)	Sales / Income from operations		47,784.93	57,082.98	44,176.85	192,419.16
		Less: Excise duty		1,033.67	1,241.48	1,005.72	4,766.32
		Net Sales / Income from operations		46,751.26	55,841.50	43,171.13	187,652.84
	(b)	Other operating income		33.40	160.14	152.48	1,164.79
		Total income from operations (net)		46,784.66	56,001.64	43,323.61	188,817.63
2		Expenses
	(a)	Cost of materials consumed		29,684.32	30,718.87	26,797.51	111,600.44
	(b)	Purchase of products for sale		2,139.24	3,088.85	2,913.90	11,752.07
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(2,938.03)	1,371.35	(1,962.03)	(3,031.43)
	(d)	Employee benefits expense		4,461.22	4,422.39	3,789.69	16,584.05
	(e)	Depreciation and amortisation		2,347.65	2,339.07	1,565.87	7,569.30
	(f)	Product development / Engineering expenses		534.14	527.93	479.72	2,021.59
	(g)	Other expenses		9,495.61	10,361.85	8,159.42	35,535.58
	(h)	Amount capitalised		(2,811.04)	(2,291.11)	(2,609.48)	(10,191.97)
		Total expenses		42,913.11	50,539.20	39,134.60	171,839.63
3		Profit from operations before other income, finance costs and exceptional items (1 - 2)		3,871.55	5,462.44	4,189.01	16,978.00
4		Other income		182.29	177.47	238.60	811.53
5		Profit from ordinary activities before finance costs and exceptional items (3 + 4)		4,053.84	5,639.91	4,427.61	17,789.53
6		Finance costs		948.24	967.02	804.39	3,553.34
7		Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		3,105.60	4,672.89	3,623.22	14,236.19
8		Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		178.64	(83.71)	440.53	515.09
	(b)	Impairment of Intangibles and other costs		—	62.26	—	87.62
9		Profit from ordinary activities before tax (7 - 8)		2,926.96	4,694.34	3,182.69	13,633.48
10		Tax expense		1,164.15	882.69	868.82	3,770.99
11		Net profit from ordinary activities after tax (9 - 10)		1,762.81	3,811.65	2,313.87	9,862.49
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—
13		Net profit for the period (11 + 12)		1,762.81	3,811.65	2,313.87	9,862.49
14		Share of profit / (loss) of associates (net)		(16.93)	151.65	(41.35)	113.79
15		Minority interest		(19.81)	(17.83)	(27.61)	(83.67)
16		Net profit after taxes, minority interest and share of profit / (loss) of associates (13 + 14 + 15)		1,726.07	3,945.47	2,244.91	9,892.61
17		Paid-up equity share capital (face value of Rs.2 each)		643.78	638.07	637.98	638.07
18		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year					36,959.63
19		Earnings per share (EPS)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	5.38	12.35	7.04	31.02
	(b)	Diluted EPS before and after extraordinary items	Rs.	5.38	12.27	7.04	30.94
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	5.48	12.45	7.14	31.12
	(b)	Diluted EPS before and after extraordinary items	Rs.	5.48	12.37	7.14	31.04

				(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2013

Particulars			Quarter ended			Year ended March 31, 2013
			June 30, 2013	March 31, 2013	June 30, 2012
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	126,99,28,532	127,00,08,831	132,15,50,151	127,00,08,831
	-	Percentage of shareholding	46.42%	46.90%	48.81%	46.90%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,84,81,033	47,77,06,033	47,21,38,742	47,77,06,033
	-	Percentage of shareholding	99.28%	99.12%	97.96%	99.12%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	5,60,00,000	7,10,00,000	7,85,00,000	7,10,00,000
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	5.96%	7.55%	8.35%	7.55%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	2.05%	2.62%	2.90%	2.62%
	(b)	Non-encumbered
	-	Number of shares	88,40,56,205	86,90,56,205	86,14,56,205	86,90,56,205
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	94.04%	92.45%	91.65%	92.45%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	32.29%	32.09%	31.81%	32.09%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	-	Percentage of shares
		(as a % of the total share capital of the Company)	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	34,78,587	42,53,587	98,20,448	42,53,587
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	0.72%	0.88%	2.04%	0.88%

		Particulars	Quarter ended June 30, 2013
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	1
		Received during the quarter	11
		Disposed off during the quarter	12
		Remaining unresolved at the end of the quarter	—

Notes:-

1)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
2)	During the quarter ended June 30, 2013, the Company has allotted 2,85,49,566 Ordinary shares upon conversion of 741, 4% Foreign Currency Convertible Notes (FCCN) due 2014.
3)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
4)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.
5)	During the quarter ended June 30, 2013, an amount of Rs.780.35 crores (net of tax) [Rs.48.05 crores (net of tax) for the quarter ended June 30, 2012] has been debited, in “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by subsidiary company in UK, under IFRS.

6)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

	(Rs. in crores)
	Particulars	Quarter ended			Year ended March 31, 2013
		June 30, 2013	March 31, 2013	June 30, 2012
		Unaudited	Unaudited	Unaudited	Audited
A.	Segment revenues:
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	11,152.09	12,951.49	11,850.33	50,919.99
	- Jaguar and Land Rover	35,364.97	42,784.78	31,209.59	136,822.17
	Less: Intra segment eliminations	(14.88)	(28.19)	(12.69)	(93.31)

	-Total	46,502.18	55,708.08	43,047.23	187,648.85
II.	Others	574.43	595.39	529.63	2,265.92

	Total segment revenue	47,076.61	56,303.47	43,576.86	189,914.77
	Less: Inter segment revenue	(291.95)	(301.83)	(253.25)	(1,097.14)

	Net income from operations	46,784.66	56,001.64	43,323.61	188,817.63

B.	Segment results before other income, finance costs, exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	195.21	96.76	760.75	1,736.89
	- Jaguar and Land Rover	3,644.48	5,287.23	3,359.75	14,975.61
	Less: Intra segment eliminations	—	—	—	—

	-Total	3,839.69	5,383.99	4,120.50	16,712.50
II.	Others	52.39	103.49	98.13	375.68

	Total segment results	3,892.08	5,487.48	4,218.63	17,088.18
	Less: Inter segment eliminations	(20.53)	(25.04)	(29.62)	(110.18)

	Net segment results	3,871.55	5,462.44	4,189.01	16,978.00
	Add / (Less): Other income	182.29	177.47	238.60	811.53
	Add / (Less): Finance costs	(948.24)	(967.02)	(804.39)	(3,553.34)
	Add / (Less): Exceptional items	(178.64)	21.45	(440.53)	(602.71)

	Total profit before tax	2,926.96	4,694.34	3,182.69	13,633.48

		As at June 30, 2013		As at June 30, 2012	As at March 31, 2013
		Unaudited		Unaudited	Audited
C.	Capital employed (segment assets less segment liabilities):
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	44,415.29		42,390.61	41,148.27
	- Jaguar and Land Rover	42,206.34		34,831.53	34,895.64
	Less: Intra segment eliminations	—		—	—

	-Total	86,621.63		77,222.14	76,043.91
II.	Others	1,206.26		972.61	971.69

	Total capital employed	87,827.89		78,194.75	77,015.60
	Less: Inter segment eliminations	(544.38)		(460.55)	(524.61)

	Net segment capital employed	87,283.51		77,734.20	76,490.99
	Add / (Less): Unallocable assets / (liabilities) (net)	(44,169.11)		(40,982.17)	(38,853.69)

	Capital employed	43,114.40		36,752.03	37,637.30

7)	Public shareholding of Ordinary shares as on June 30, 2013 excludes 19.24% (16.48% as on June 30, 2012 and 18.39% as on March 31, 2013) of Citibank N.A. as Custodian for Depository shares.
8)	Figures for the quarter ended March 31, 2013, represent the difference between the audited figures in respect of the full financial year and the unaudited figures of nine months ended December 31, 2012.
9)	The Statutory Auditors have carried out limited review of the above results stated in Part I and notes thereto for the quarter ended June 30, 2013.

The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 7, 2013.

Tata Motors Limited Cyrus P Mistry
Mumbai, August 7, 2013	Chairman

News Release — 4	August 7, 2013

Auditors Report (Stand Alone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”) for the Quarter ended June 30, 2013 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosure in Part II – Select Information referred to in paragraph 4 below. This Statement has been prepared on the basis of the related interim financial statements, which is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement based on our audit of the related interim financial statements which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006, as per Section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges; and

(ii)	gives a true and fair view in conformity with the accounting principles generally accepted in India of the net profit and other financial information of the Company for the Quarter ended June 30, 2013.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding, in terms of Clause 35 of the Listing Agreements and the particulars relating to the investor complaints disclosed in Part II – Select Information for the quarter ended June 30, 2013 of the Statement, from the details furnished by the Management.

Mumbai, August 7, 2013	For DELOITTE HASKINS & SELLS Chartered Accountants (Firm Registration No. 117366W) N. Venkatram (Partner) (Membership No.71387)

News Release — 5	Stand Alone Financial Results	August 7, 2013

TATA MOTORS LIMITED

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

Particulars				Quarter ended			Year ended March 31, 2013
				June 30, 2013	March 31, 2013	June 30, 2012
(A)
1		Vehicle sales: (in Nos.) (includes traded vehicles)
		Commercial vehicles		1,06,960	1,46,206	1,14,710	5,36,232
		Passenger cars and Utility vehicles		35,955	39,428	62,619	2,29,325
		Exports		11,437	11,422	13,154	50,938

				1,54,352	1,97,056	1,90,483	8,16,495

2		Vehicle production: (in Nos.)
		Commercial vehicles		1,23,832	1,49,833	1,29,148	5,78,691
		Passenger cars and Utility vehicles		23,156	32,015	65,083	1,94,547

				1,46,988	1,81,848	1,94,231	7,73,238

				(Rs. in crores)
				Audited	Audited	Audited	Audited
(B)
1		Income from operations
	(a)	Sales / Income from operations		10,013.05	12,046.42	11,581.70	48,927.05
		Less: Excise duty		977.44	1,109.14	1,071.06	4,554.01
		Net sales / Income from operations		9,035.61	10,937.28	10,510.64	44,373.04
	(b)	Other operating income		68.89	130.51	75.77	392.68
		Total income from operations (net)		9,104.50	11,067.79	10,586.41	44,765.72
2		Expenses
	(a)	Cost of materials consumed		5,844.43	6,186.35	6,816.55	27,244.28
	(b)	Purchase of products for sale		1,192.15	1,663.10	1,598.26	5,864.45
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(426.13)	400.64	(982.01)	(143.60)
	(d)	Employee benefits expense		747.49	649.52	706.86	2,837.00
	(e)	Depreciation and amortisation		499.78	458.73	429.36	1,817.62
	(f)	Product development / Engineering expenses		101.32	182.76	74.56	425.76
	(g)	Other expenses		1,789.32	2,000.04	1,890.94	7,773.65
	(h)	Amount capitalised		(249.27)	(233.96)	(218.56)	(953.80)
		Total expenses		9,499.09	11,307.18	10,315.96	44,865.36
3		(Loss) / profit from operations before other income, finance costs and exceptional items (1 - 2)		(394.59)	(239.39)	270.45	(99.64)
4		Other income		1,620.55	90.02	447.07	2,088.20
5		Profit / (loss) from ordinary activities before finance costs and exceptional items (3 + 4)		1,225.96	(149.37)	717.52	1,988.56
6		Finance costs		318.51	333.95	319.23	1,387.76
7		Profit / (loss) from ordinary activities after finance costs but before exceptional items (5 - 6)		907.45	(483.32)	398.29	600.80
8		Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		154.19	14.17	160.95	263.12
	(b)	Provision for loan given to a subsidiary		—	70.00	—	245.00
	(c)	Profit on sale of a division		—	(82.25)	—	(82.25)
9		Profit / (loss) from ordinary activities before tax (7 - 8)		753.26	(485.24)	237.34	174.93
10		Tax expense		50.00	(173.09)	32.00	(126.88)
11		Net profit / (loss) from ordinary activities after tax (9 - 10)		703.26	(312.15)	205.34	301.81
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—
13		Net profit / (loss) for the period (11 + 12)		703.26	(312.15)	205.34	301.81
14		Paid-up equity share capital (face value of Rs.2 each)		643.78	638.07	637.98	638.07
15		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year					18,473.46
16		Earnings per share (EPS)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	2.18	(0.98)	0.63	0.93
	(b)	Diluted EPS before and after extraordinary items	Rs.	2.18	(0.98)	0.63	0.93
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	2.28	(0.98)	0.73	1.03
	(b)	Diluted EPS before and after extraordinary items	Rs.	2.28	(0.98)	0.73	1.03

				(Not annualised)	(Not annualised)	(Not annualised)

17		Debt service coverage ratio (no. of times)					0.10
18		Interest service coverage ratio (no. of times)					1.29

PART II

SELECT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2013

Particulars			Quarter ended			Year ended March 31, 2013
			June 30, 2013	March 31, 2013	June 30, 2012
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	126,99,28,532	127,00,08,831	132,15,50,151	127,00,08,831
	-	Percentage of shareholding	46.42%	46.90%	48.81%	46.90%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,84,81,033	47,77,06,033	47,21,38,742	47,77,06,033
	-	Percentage of shareholding	99.28%	99.12%	97.96%	99.12%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	5,60,00,000	7,10,00,000	7,85,00,000	7,10,00,000
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	5.96%	7.55%	8.35%	7.55%
	-	Percentage of shares (as a % of the total share capital of the Company)	2.05%	2.62%	2.90%	2.62%
	(b)	Non-encumbered
	-	Number of shares	88,40,56,205	86,90,56,205	86,14,56,205	86,90,56,205
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	94.04%	92.45%	91.65%	92.45%
	-	Percentage of shares (as a % of the total share capital of the Company)	32.29%	32.09%	31.81%	32.09%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	-	Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	34,78,587	42,53,587	98,20,448	42,53,587
	-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shares (as a % of the total share capital of the Company)	0.72%	0.88%	2.04%	0.88%

		Particulars	Quarter ended June 30, 2013
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	1
		Received during the quarter	11
		Disposed off during the quarter	12
		Remaining unresolved at the end of the quarter	—

Notes:-

1)	Figures for the previous periods / year have been regrouped / reclassified wherever necessary.
2)	Other income for the quarter ended June 30, 2013 includes dividend from subsidiary companies of Rs.1,537.12 crores (Rs.253.27 crores for the quarter ended June 30, 2012).
3)	During the quarter ended June 30, 2013, the Company has allotted 2,85,49,566 Ordinary shares upon conversion of 741, 4% Foreign Currency Convertible Notes (FCCN) due 2014.
4)	During the quarter ended June 30, 2013, TML Holdings Pte Ltd. Singapore (TMLH), a wholly owned subsidiary of the Company, redeemed 25,85,463 Cumulative Redeemable Preference shares of USD 100 each at par, for a consideration of Rs.1,415.17 crores.
5)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
7)	Public shareholding of Ordinary shares as on June 30, 2013 excludes 19.24% (16.48% as on June 30, 2012 and 18.39% as on March 31, 2013) of Citibank N.A. as Custodian for Depository shares.
8)	Figures for the quarter ended March 31, 2013, represent the difference between the audited figures in respect of the full financial year and the audited figures of nine months ended December 31, 2012.
9)	The Statutory Auditors have carried out an audit of the above results stated in Part I(B).

The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 7, 2013.

Tata Motors Limited

Cyrus P Mistry
Mumbai, August 7, 2013	Chairman

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.